Management’s Discussion and Analysis
For the three months ended March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”), dated May 7, 2008, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three months ended March 31, 2008 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (''GAAP”) in Canada.
This document contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.
In this document “funds flow from operations”, “funds flow from operations per share — diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Funds flow from operations excludes the impacts of non-commodity financial derivatives. Certain comparative figures have been reclassified to conform to the current years presentation.
Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in other corporations as part of its portfolio of Strategic Investments.
Paramount has defined its continuing operations into three business segments, established by management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.
Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:
•	Kaybob consisting of properties in West Central Alberta;

•	Grande Prairie consisting of properties in Central Alberta;

•	Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•	Southern consisting of properties in Southern Alberta, Saskatchewan, Montana and North Dakota.
Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.
Paramount Resources Ltd. | First Quarter — 2008

The Corporate segment is comprised of income and expense items, including general and administrative expense, interest expense and taxes that have not been specifically allocated to Principal Properties or Strategic Investments.
First Quarter 2008 Highlights

Three months ended March 31	2008	2007

($ millions, except as noted)
Financial
Funds flow from operations	24.2	37.9
per share — diluted ($/share)	0.36	0.54

Net loss	(38.0)	(16.1)
per share — basic and diluted ($/share)	(0.56)	(0.23)

Petroleum and natural gas sales	77.0	78.8

Total assets	1,217.0	1,540.8

Long-term debt	94.6	510.3

Net debt	98.2	689.1

Operational

Sales volumes
Natural gas (MMcf/d)	65.8	84.8
Oil and NGLs (Bbl/d)	3,811	3,636
Total (Boe/d)	14,775	17,773

Average realized price
Natural gas ($/Mcf)	7.68	7.72
Oil and NGLs ($/Bbl)	89.44	60.84

Wells drilled (net)	16	82

Paramount Resources Ltd. | First Quarter — 2008

Significant Events
Principal Properties

•	Increased Kaybob’s current quarter daily production by 11 percent from the fourth quarter of 2007.

•	Drilled four (3.0 net) wells in North Dakota in addition to two (0.5 net) wells in Montana, furthering Southern’s light oil program.

•	Sold non-core Northern facilities and properties for $6.4 million, including $5.0 million for the Maxhamish facility and pipeline.

Strategic Investments

•	Invested $13.7 million in 1.9 million units of Trilogy through open market purchases and participated in Trilogy’s distribution reinvestment plan, acquiring an additional 0.5 million units, increasing Paramount’s equity ownership from 18.8 percent at December 31, 2007 to 21.1 percent at March 31, 2008.

•	Invested $6.0 million in 6.1 million Class A common shares of NuLoch Resources Inc. (“NuLoch”), a TSX Venture Exchange listed company with properties in Alberta and Southeast Saskatchewan.

•	Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company involved in greenhouse gas technology necessary for enhanced hydrocarbon recovery and power generation, for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton.

Corporate

•	Purchased US$45.0 million principal amount of Paramount’s US Senior Notes on the open market.

•	Received $75.0 million cash on repayment of the note receivable from MEG Energy Corp. (“MEG Energy”).

•	Purchased 6,400 Common Shares for cancellation under Paramount’s Normal Course Issuer Bid (“NCIB”) program for $0.1 million.

•	Reduced interest expense to $2.7 million from $11.5 million in the first quarter of 2007.
Paramount Resources Ltd. | First Quarter — 2008

Funds Flow From Operations
The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

($ millions, except as noted)	Q1 2008	Q1 2007

Cash flow from operating activities	33.1	29.2
Change in non-cash working capital	(8.9)	8.7

Funds flow from operations	24.2	37.9

Funds flow from operations ($/Boe)	17.98	23.71

Paramount’s first quarter funds flow from operations decreased in 2008 to $24.2 million from $37.9 million in 2007. This decrease was primarily due to realized losses on financial commodity contracts of $2.2 million in 2008 versus gains of $17.2 million in 2007, partially offset by lower interest expense.
The variances in funds flow from operations between the first quarter of 2007 and 2008 are summarized as follows:

$ millions

Funds Flow From Operations — Three months ended March 31, 2007	37.9
Favourable (unfavourable) variance

Petroleum and natural gas sales	(1.8)
Realized gains or losses on financial commodity contracts	(19.4)
Royalties	(0.1)
Operating and transportation expense	(1.6)
General and administrative expense	0.4
Stock-based compensation expense	(0.2)
Interest expense	8.6
Distributions from equity investments	(0.5)
Other expenses	(1.1)
Other income	2.0

Total variance	(13.7)

Funds Flow From Operations — Three months ended March 31, 2008	24.2

Paramount Resources Ltd. | First Quarter — 2008

Net Loss
The variances in net loss between the first quarter of 2007 and 2008 are summarized as follows:

$ millions

Net Loss — Three months ended March 31, 2007	(16.1)
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(13.7)
Unrealized gain (loss) on financial commodity contracts	5.8
Stock-based compensation — non cash portion	(9.6)
Depletion, depreciation and accretion	5.4
Dry hole	42.3
Loss on sale of property, plant and equipment	(0.5)
Income from equity investments	(28.9)
Non-controlling interest	(10.5)
Unrealized foreign exchange	(5.2)
Future income tax	(10.2)
Other	3.2

Total variance	(21.9)

Net Loss — Three months ended March 31, 2008	(38.0)

The first quarter 2007 net loss includes MGM Energy’s net loss of $25.0 million. MGM Energy’s results of operations were consolidated with Paramount’s until May 29, 2007 and include $34.8 million of dry hole costs.
Principal Properties
     Netbacks and Segment Loss

($ millions)	Q1 2008	Q1 2007

Revenue	77.0	78.8
Royalties	(13.3)	(13.2)
Operating expenses	(24.9)	(23.0)
Transportation expenses	(4.0)	(4.3)

Netback excluding realized financial commodity contracts	34.8	38.3
Realized gain (loss) on financial commodity contracts	(2.2)	17.2

Netback including realized gain (loss) on commodity contracts	32.6	55.5
Other Principal Property items (see below)	(50.0)	(63.1)

Segment loss	(17.4)	(7.6)

Paramount Resources Ltd. | First Quarter — 2008

     Revenue

($ millions)	Q1 2008	Q1 2007	% change

Natural gas sales	45.9	58.9	(22)
Oil and NGLs sales	31.1	19.9	56

Total	77.0	78.8	(2)

Revenue from natural gas, oil and NGLs sales in 2008 was $77.0 million, down two percent from 2007 due primarily to the impact of lower natural gas sales volumes, partially offset by higher realized oil and NGLs prices and sales volumes.
The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three months ended March 31, 2008 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total

Three months ended March 31, 2007	58.9	19.9	78.8
Effect of changes in prices	(0.3)	9.8	9.5
Effect of changes in sales volumes	(12.7)	1.4	(11.3)

Three months ended March 31, 2008	45.9	31.1	77.0

     Sales Volumes

	Q1 2008			Q1 2007			Change
		Oil						Oil
	Natural	and		Natural	Oil		Natural	and
	Gas	NGLs	Total	Gas	and NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d
Kaybob	20.3	770	4,144	21.8	407	4,047	(1.5)	363	97
Grande Prairie	8.8	689	2,161	13.5	885	3,134	(4.7)	(196)	(973)
Northern	19.3	760	3,983	27.3	989	5,536	(8.0)	(229)	(1,553)
Southern	15.6	1,586	4,183	20.3	1,354	4,744	(4.7)	232	(561)
Other	1.8	6	304	1.9	1	312	(0.1)	5	(8)

	65.8	3,811	14,775	84.8	3,636	17,773	(19.0)	175	(2,998)

First quarter average daily natural gas sales volumes decreased to 65.8 MMcf/d in 2008 compared to 84.8 MMcf/d in 2007. The decrease was primarily a result of production declines in Northern at Bistcho and the shut-in of the Maxhamish facility in October 2007 and Liard West in March of 2008. Other decreases included normal production declines in Grande Prairie and property sales in Southern. Production increases from new wells in Kaybob were more than offset by normal production declines as Kaybob’s 2008 capital spending was lower compared to 2007.
First quarter average daily crude oil and NGLs sales volumes increased to 3,811 Bbl/d in 2008 compared to 3,636 Bbl/d in 2007 as a result of Paramount’s North Dakota oil program and incremental NGLs in Kaybob. These increases were partially offset by natural declines and facility shut-ins in Northern and normal declines in Grande Prairie.
Paramount Resources Ltd. | First Quarter — 2008

     Commodity Prices
Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Q1 2008	Q1 2007	% change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	8.03	6.77	19
AECO (Cdn$/GJ)	6.76	7.07	(4)

Crude Oil
West Texas Intermediate (US$/Bbl)	97.90	58.27	68
Edmonton Par (Cdn$/Bbl)	98.13	67.76	45

Foreign Exchange
Cdn$/1US$	1.00	1.17	(15)

     Average Realized Prices

	Q1 2008	Q1 2007	% change

Natural gas ($/Mcf)	7.68	7.72	(1)
Oil and NGLs ($/Bbl)	89.44	60.84	47

Total ($/Boe)	57.25	49.28	16

Paramount’s first quarter average realized natural gas price for 2008, before realized losses on financial commodity contracts, decreased to $7.68/Mcf compared to $7.72/Mcf in 2007. Paramount’s average realized natural gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets. Paramount’s natural gas production is sold in a combination of daily and monthly contracts.
Paramount’s first quarter average realized oil and NGLs price for 2008, before realized losses on financial commodity contracts, increased to $89.44/Bbl compared to $60.84/Bbl in 2007. Paramount’s Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.
Paramount Resources Ltd. | First Quarter — 2008

     Commodity Price Management
Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility.
Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.
Settlements for financial commodity contracts are as follows:

($ millions, except as noted)	Q1 2008	Q1 2007

(Loss) gain on settlement	(2.2)	17.2

Realized (loss) gain ($/Boe)	(1.64)	10.75

During the first quarter of 2008, Paramount settled floating to fixed oil price swaps resulting in a realized loss of $2.2 million (2007 — gain of $2.0 million). In the prior year, floating to fixed gas swaps were settled resulting in realized gains of $15.2 million. At March 31, 2008, Paramount had the following commodity contracts outstanding:

($ millions, except	Total
as noted)	Notional	Average Price	Fair Value	Remaining Term

Gas — NYMEX	40,000 MMbtu/d	Fixed — US$ 8.98/MMbtu	(9.4)	April 2008 — October 2008
Gas — NYMEX	20,000 MMbtu/d	Fixed — US$ 9.99/MMbtu	(2.8)	November 2008 — March 2009
Crude — WTI	1,000 Bbl/d	Fixed — US$73.48/Bbl	(7.5)	April 2008 — December 2008

			(19.7)

Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.
     Royalties

($ millions, except as noted)	Q1 2008	Q1 2007	% change

Natural gas	8.7	9.4	(7)
Oil and NGLs	4.6	3.8	21

Total	13.3	13.2	1

$/Boe	9.89	8.25	20
Royalty rate (%)	17.3	16.7	4

First quarter royalties increased to $13.3 million in 2008 compared to $13.2 million in 2007. Paramount’s natural gas royalties decreased by seven percent, primarily as a result of production decreases while oil and NGLs royalties increased by 21 percent due to price and production increases. Royalties increased in Kaybob and Southern consistent with production increases offset by decreases in Northern and Grande Prairie.
Paramount Resources Ltd. | First Quarter — 2008

The impact of changes in revenue and royalty rates on royalty expense for the three months ended March 31, 2008 is as follows:

($ millions)	Total

Three months ended March 31, 2007	13.2
Effect of changes in revenue	(0.3)
Effect of changes in royalty rates	0.4

Three months ended March 31, 2008	13.3

     Operating Expense

($ millions, except as noted)	Q1 2008	Q1 2007	% change

Operating expense	24.9	23.0	8
$ / Boe	18.54	14.40	29
Operating expenses in the first quarter of 2008 increased 8 percent to $24.9 million compared to $23.0 million in 2007. Over half of the operating expenses in the quarter were attributable to Northern and included higher turnaround costs at Bistcho, pump changes at Cameron Hills, shut-in costs of West Laird and increases in other seasonal costs. Overall, Northern’s operating costs increased over $3.0 million from the prior year. Operating expenses have also increased in Southern, consistent with production increases and decreased in Grande Prairie due to production decreases at Mirage and Ante Creek.
     Transportation Expense

($ millions, except as noted)	Q1 2008	Q1 2007	% change

Transportation expense	4.0	4.3	(7)
$ / Boe	2.99	2.68	12
First quarter transportation expense decreased to $4.0 million in 2008 compared to $4.3 million in 2007, primarily as a result of lower volumes, particularly in Northern. Transportation costs per Boe increased in the current year due to the impacts of less production volume over fixed costs.
Paramount Resources Ltd. | First Quarter — 2008

Per Unit Netbacks

	Q1 2008	Q1 2007

Natural gas ($/Mcf)
Revenue	7.68	7.72
Royalties	(1.45)	(1.23)
Operating expenses	(3.36)	(2.40)
Transportation	(0.59)	(0.53)

Netback excluding realized financial commodity contracts	2.28	3.56
Realized gain on natural gas financial commodity contracts	—	1.99

Netback including realized gain on commodity contracts	2.28	5.55

Conventional oil ($/Bbl)
Revenue	89.56	59.70
Royalties	(11.79)	(9.69)
Operating expenses	(15.22)	(15.31)
Transportation	(1.36)	(0.74)

Netback excluding realized financial commodity contracts	61.19	33.96
Realized (loss) gain on crude oil financial commodity contracts	(8.49)	7.34

Netback including realized (loss) gain on financial commodity contracts	52.70	41.30

Natural gas liquids ($/Bbl)
Revenue	89.05	65.88
Royalties	(18.16)	(20.15)
Operating expenses	(9.59)	(10.09)
Transportation	(1.78)	(1.32)

Netback	59.52	34.32

All products ($/Boe)
Revenue	57.25	49.27
Royalties	(9.89)	(8.25)
Operating expenses	(18.54)	(14.40)
Transportation	(2.99)	(2.68)

Netback excluding realized financial commodity contracts	25.83	23.94
Realized (loss) gain on financial commodity contracts	(1.64)	10.75

Netback including realized (loss) gain on financial commodity contracts	24.19	34.69

Paramount Resources Ltd. | First Quarter — 2008

     Other Principal Property Items

	Q1 2008	Q1 2007

Depletion, depreciation and accretion	27.5	33.4
Exploration	3.8	2.6
Dry hole	5.3	7.8
Loss on sale of property plant and equipment	0.5	—
Loss on commodity contracts — net of settlements	12.9	18.6
Other items	—	0.7

Total	50.0	63.1

Depletion, depreciation and accretion expense (“DD&A expense”) for the first quarter decreased to $27.5 million or $20.45/Boe in 2008 compared to $33.4 million or $20.89/Boe in 2007. The decrease in DD&A expense is primarily the result of lower production offset by higher mineral lease expiries.
Dry hole expense was $5.3 million for the first quarter 2008 compared to $7.8 million in 2007. The 2008 dry hole expense related primarily to unsuccessful wells in Northern and Grande Prairie.
Strategic Investments

($ millions)	Q1 2008	Q1 2007

Income (loss) from equity investments	(12.7)	16.2
Exploration	—	(2.7)
Dry hole	—	(39.8)
Other expenses	(1.1)	(2.6)
Other income	0.4	—
Non-controlling interest	—	10.5

Segment Loss	(13.4)	(18.4)

Strategic Investments at March 31, 2008 include the following:
•	investments in Trilogy, MGM Energy, Nuloch, and Paxton;
•	oil sands investments, including shares in MEG Energy and carbonate bitumen holdings; and
•	drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).
MEG Energy is a private company focused on oil sands development in the Athabasca region of Alberta. MEG Energy owns a 100 percent working interest in over 750 square miles of oil sands leases including 80 contiguous square miles of oil sands leases in the Christina Lake area.
Paxton is a private company, developing technology to capture greenhouse gas for improved hydrocarbon recovery and power generation where bitumen based fuels are economically available. Nuloch is a TSX Venture listed oil and gas company with properties in Alberta and Southeast Saskatchewan.
Paramount Drilling commenced operations during the second half of 2007, drilling for Paramount in North Dakota with two rigs.
Paramount Resources Ltd. | First Quarter — 2008

The loss from equity investments includes a $4.5 million dilution loss related to flow through share renouncements by MGM Energy and equity losses of $8.2 million. Prior year income from equity investments includes dilution gains of $24.7 million related to MGM Energy and $5.5 million of dilution losses related to North American Oil Sands Corp (“North American”).
Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. Subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out of MGM Energy, the Mackenzie Delta and other Northern assets spun-out to MGM Energy were included in the Strategic Investment segment.
Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program.
Corporate

($ millions)	Q1 2008	Q1 2007

General and administrative	7.7	6.7
Stock-based compensation	3.6	(6.8)
Interest and financing charges	2.7	11.5
Debt extinguishment and other	1.5	—
Foreign exchange (gain) loss	2.1	(3.0)
Other (income) expense	(1.9)	0.3

Corporate costs	15.7	8.7

First quarter Corporate segment net costs totalled $15.7 million in 2008 compared to $8.7 million in 2007. The increase was primarily related to stock-based compensation charges in the current year compared to recoveries in 2007. Paramount’s general and administrative expenses increased primarily due to reduced capital and related party recoveries.
Interest and financing charges for 2008 were $2.7 million compared to $11.5 million in 2007, as Paramount had lower average debt levels in the first quarter of 2008 compared to the first quarter of 2007. Debt extinguishment costs of $1.3 million were expensed in connection with Paramount’s repurchase of US$45 million US Senior Notes in the first quarter. The foreign exchange gain/loss includes the impacts of changes in the US/Canadian dollar exchange rate on Paramount’s US dollar denominated debt offset by the foreign exchange collar.
Other income includes interest income earned on Paramount’s short-term investments including the MEG Energy note receivable which was repaid in March 2008.
Paramount Resources Ltd. | First Quarter — 2008

Capital Expenditures

($ millions)	Q1 2008	Q1 2007

Geological and geophysical	3.8	4.6
Drilling and completions	47.4	83.5
Production equipment and facilities	12.9	50.3

Exploration and development expenditures	64.1	138.4
Land and property acquisitions	2.2	6.7
Cash proceeds on property dispositions	(6.4)	(0.9)

Principal Properties	59.9	144.2
Strategic Investments	—	42.4
Corporate	0.2	0.2

Net capital expenditures	60.1	186.8

First quarter exploration and development expenditures totalled $64.1 million compared to $138.4 million in 2007. Paramount’s 2008 exploration and development budget is $130 million and capital spending for the remainder of the year is expected to be primarily directed at Southern’s North Dakota oil program and to a lesser extent, Grande Prairie and Kaybob. Capital spending in Northern is substantially complete for 2008. The current year dispositions include facilities and property disposals in Northern as part of Paramount’s ongoing strategy to divest of non-core properties.
Prior year Strategic Investment capital expenditures included spending related to oil sands projects, MGM Energy and drilling rigs.
Wells drilled are as follows:

(wells drilled)	Q1 2008		Q1 2007
	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	16	10	48	31
Oil	10	5	9	5
Heavy oil and oil sands evaluation	—	—	43	43
Dry & Abandoned (3)	2	1	4	3

Total	28	16	104	82

(1)	Gross wells is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	Net wells is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3)	Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.
Paramount Resources Ltd. | First Quarter — 2008

Liquidity and Capital Resources

($ millions)	March 31, 2008	December 31, 2007	Change

Working capital deficit (surplus)	1.5	(120.6)	122.1
Credit facility	—	—	—
US Senior Notes (1)	95.8	136.5	(40.7)
Stock-based compensation liability	0.9	—	0.9

Net debt	98.2	15.9	82.3

Share capital	306.7	313.8	(7.1)
Contributed surplus	1.6	1.4	0.2
Retained earnings	555.2	593.5	(38.2)
Accumulated Other Comprehensive Income	0.1	—	0.1

Total	961.9	924.6	37.3

(1) Excludes unamortized financing charges.
     Working Capital
Paramount’s working capital deficit at March 31, 2008 was $1.5 million compared to a surplus of $120.6 million at December 31, 2007. Included in working capital at March 31, 2008 was $51.7 million in cash and cash equivalents and $1.1 million in short-term investments. The Company received $75 million cash from MEG Energy during the quarter for the repayment of a note receivable. The decrease in working capital is primarily due to capital spending, repurchases of US Senior Notes, and investments in Trilogy, Nuloch, and Paxton.
Paramount expects to finance the remainder of its 2008 operations, contractual obligations, and capital expenditures from its existing cash and cash equivalents, funds flow from operations, and from available borrowing capacity, if required.
     Bank Credit Facility
Subsequent to March 31, 2008, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. At Paramount’s request, the banking syndicate’s commitment to lend up to $125 million remains unchanged. As of March 31, 2008, no balances were drawn on the credit facility; however, Paramount had undrawn letters of credit outstanding totalling $15.5 million that reduce the amount available to the Company under the credit facility.
     US Senior Notes
During the first quarter of 2008, Paramount made additional open market purchases of US$45.0 million principal amount of its 8.5% US Senior Notes, further reducing the net principal outstanding to US$93.2 million (CAD$95.8 million) at March 31, 2008 from the original balance of US$213.6 million. Paramount may re-market the purchased debt at its discretion.
     Share Capital
In 2007, the Company received regulatory approval for a NCIB ending on May 6, 2008. Under the NCIB, the Company was permitted to purchase up to 3,298,526 of its Common Shares for cancellation. Effective December 19, 2007, Paramount received regulatory approval for an amendment to the NCIB which increased the number of shares available for purchase to 3,546,859. During the first quarter of 2008, Paramount purchased and cancelled 6,400 Common Shares for $0.1 million. Purchases of 3,304,926
Paramount Resources Ltd. | First Quarter — 2008

Common Shares for $54.9 million have been made under the NCIB, representing 4.7 percent of the Common Shares outstanding when the original NCIB was approved.
At May 5, 2008, Paramount had 67,737,124 Common Shares outstanding, 5,985,500 Stock Options (with each entitling the holder to acquire one Common Share) outstanding (743,600 exercisable) and 135,500 Holdco options outstanding (70,000 exercisable).
Quarterly Information

	2008		2007				2006
($ millions, except as noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Funds flow from operations	24.2	22.9 (1)	21.7	18.0	37.9 (1)	26.1	37.3	65.8
per share — diluted ($/share)	0.36	0.33	0.31	0.25	0.54	0.38	0.54	0.95

Petroleum and natural gas sales	77.0	61.8	61.9	80.9	78.8	73.1	77.9	73.7

Net earnings (loss)	(38.0)	(156.5)	(82.2)	671.0	(16.1)	(159.6)	22.2	111.9
per share — basic ($/share)	(0.56)	(2.29)	(1.17)	9.46	(0.23)	(2.32)	0.33	1.65
per share — diluted ($/share)	(0.56)	(2.29)	(1.17)	9.34	(0.23)	(2.32)	0.32	1.61

Sales volumes
Natural gas (MMcf/d)	65.8	67.6	73.5	89.5	84.8	79.0	81.4	83.2
Oil and NGLs (Bbl/d)	3,811	2,984	3,977	3,561	3,636	3,937	3,901	3,423
Total (Boe/d)	14,775	14,248	16,231	18,480	17,773	17,104	17,471	17,297

Average realized price
Natural gas ($/Mcf)	7.68	6.43	5.31	7.35	7.72	7.20	7.07	6.98
Oil and NGLs ($/Bbl)	89.44	79.77	70.99	64.66	60.84	57.47	69.32	66.79

(1)	Includes reclassification of FX collar to conform to current years presentation
     Significant Items Impacting Quarterly Results
Quarterly earnings variances include the impacts of changing production volumes and market prices.
First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and unrealized losses on financial commodity contracts.
Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.
Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.
Second quarter 2007 earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the assets in the Surmont, Alberta area.
First quarter 2007 earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.
Paramount Resources Ltd. | First Quarter — 2008

Fourth quarter 2006 earnings include a write-down of petroleum and natural gas properties of $182.5 million.
Third quarter 2006 earnings include $24.2 million of financial instrument gains and a $14.7 million stock-based compensation recovery.
Second quarter 2006 earnings include a dilution gain of $101.0 million from Trilogy and North American and dry hole expenses of $12.2 million.
Subsequent Events
Paramount entered into the following commodity contracts subsequent to March 31, 2008:

Commodity	Notional/Quantity	Price	Term

Gas — AECO — Financial	20,000 GJ/d	Fixed — $9.50/GJ	November 2008 — March 2009
Gas — Physical	20,000 GJ/d	Fixed — $8.72/GJ	April 2008 — June 2008

Crude — WTI — Financial	1,000 Bbl/d	Fixed — US$107.31/Bbl	May 2008 — December 2008

Related Party Transactions
On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.
Significant Equity Investees
The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended March 31, 2008 and 2007, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions)	Trilogy		MGM Energy
As at March 31	2008	2007	2008	2007(2)

Current assets	$55.2	$63.1	$80.0	$63.6
Long term assets	897.3	1,013.7	252.0	66.6
Current liabilities	112.4	154.1	57.2	28.6
Long term liabilities	469.3	419.6	1.4	3.3
Equity	370.8	503.1	273.4	98.3

Three months ended March 31	2008	2007	2008	2007

Revenue	$69.9	$84.7	$1.0	$0.3
Expenses	65.8	75.3	60.3	39.1
Taxes	3.2	—	(13.7)	(11.5)

Net Earnings (loss)	$0.9	$9.4	$(45.6)	$(27.3)

Units/shares outstanding at March 31	95,641,907	92,566,681	128,944,844	35,226,834

Paramount’s equity interest at March 31(1)	21.1%	16.2%	16.7%	51.7

Paramount Resources Ltd. | First Quarter — 2008

(1)	Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

(2)	Paramount consolidated MGM Energy at March 31, 2007, as it owned 51.7% of the common shares.
Trilogy had 4.1 million trust unit options outstanding (0.2 million exercisable) at March 31, 2008 at exercise prices ranging from $6.65 to $23.95 per unit. MGM Energy had 3.2 million stock options outstanding (0.3 million exercisable) at March 31, 2008 at exercise prices averaging $4.97 per share.
Outlook Update
Paramount’s first quarter production of 14,775 Boe/d is consistent with expectations. Paramount forecasts it will achieve average production of 15,000 to 15,250 Boe/d for 2008. The 2008 exploration and development budget of $130 million excluding land purchases remains unchanged.
Changes in Accounting Policies
Canadian GAAP
Effective January 1, 2008 the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation,” which combined replaced Section 3861 “Financial Instruments – Disclosures and Presentation”. Sections 3862 and 3863 require enhanced disclosure of financial instruments including the nature and extent of risks arising from financial instruments.
Effective January 1, 2008 the Company adopted CICA Handbook Section 1535 “Capital Disclosures”, requiring disclosure related to the Company’s objectives, policies, and processes for managing capital, including the extent of externally imposed capital requirements.
Future Accounting Changes
International Financial Reporting Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards for fiscal years beginning January 1, 2011. The Company is currently assessing the impact of these new standards.
Advisories
Forward-looking Statements
Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:
♦	the ability of Paramount to obtain required capital to finance its exploration, development and operations;
Paramount Resources Ltd. | First Quarter — 2008

♦	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

♦	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

♦	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

♦	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

♦	the timely receipt of required regulatory approvals;

♦	currency, exchange and interest rates; and

♦	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
♦	the ability of Paramount’s management to execute its business plan;

♦	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

♦	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

♦	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

♦	risks and uncertainties involving the geology of oil and gas deposits;

♦	risks inherent in Paramount’s marketing operations, including credit risk;

♦	the uncertainty of reserves estimates and reserves life;

♦	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

♦	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

♦	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

♦	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

♦	the availability of future growth prospects and Paramount’s expected financial requirements;

♦	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

♦	Paramount’s ability to enter into or continue leases;

♦	health, safety and environmental risks;

♦	Paramount’s ability to secure adequate product transportation and storage;

♦	imprecision in estimates of product sales and the anticipated revenues from such sales;

♦	the ability of Paramount to add production and reserves through development and exploration activities;

♦	weather conditions;

♦	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

♦	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;
Paramount Resources Ltd. | First Quarter — 2008

♦	changes in taxation laws and regulations and the interpretation thereof;

♦	changes in environmental laws and regulations and the interpretation thereof;

♦	the cost of future abandonment activities and site restoration;

♦	the ability to obtain necessary regulatory approvals;

♦	risks associated with existing and potential future law suits and regulatory actions against Paramount;

♦	uncertainty regarding aboriginal land claims and co-existing with local populations;

♦	loss of the services of any of Paramount’s executive officers or key employees;

♦	the impact of market competition;

♦	general economic and business conditions; and

♦	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Non-GAAP Measures
“Funds flow from operations” is used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations and refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.
Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
Paramount Resources Ltd. | First Quarter — 2008